Exhibit D-5

RECENT DEVELOPMENTS

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 4.4% in the third quarter of 2013 as compared to the third quarter of 2012. See “Recent Developments — Key Economic Indicators”.

From April 3, 2013 to April 3, 2014, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 14.87%. Much of this decrease has occurred in the second half of 2013.

As of September 26, 2013, approximately 200,034 Syrian refugees are in Turkey. On December 4, 2012, NATO approved the deployment of six Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. The six battery units were operational as of February 15, 2013. Relations between Turkey and Syria remain guarded; on July 17, 2013, Turkey’s military confirmed that it counter-fired into a Syrian position in response to fire opened by Syria.

In late May 2013 demonstrations began in Istanbul’s Taksim Gezi Park initially with respect to planned urban development, which were followed by wider protests, demonstrations and strikes in a number of cities. The wider civil unrest had largely subsided by July 2013.

In June 2013, the Capital Markets Board launched an inquiry into certain intermediary institutions with a focus on foreign transactions, following high market volatility with respect to Turkish bonds and equities.

On September 18, 2013, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On November 27, 2013, the IMF published a concluding statement describing its findings. In its statement, the mission found that Turkey’s growth continues to become more balanced as a result of increases in private consumption and public investment and low unemployment. As a result of these factors, Turkey’s growth in 2013 was expected to be 3.8%, compared to 2.2% in 2012, driven in part by strengthening domestic demand. However, the IMF statement addressed concerns regarding Turkey’s current account deficit and inflation, noting that in the short term, monetary policy, among other things, needs to be tightened further to meet inflation targets. The IMF further stated that fiscal policy should be tightened to increase the structural primary surplus in 2014. Lastly, the IMF highlighted the need to, in the medium term, increase domestic savings and further implement structural reforms. On December 20, 2013, the IMF Staff Report for the 2013 Article IV Consultation was published. In the report it was highlighted that economic activity has accelerated, in part due to pro-cyclical macroeconomic policies. It was also noted that with domestic demand stronger, the current account deficit is widening again from a high level, and inflation remains above target. However it was also noted that the Republic can only currently sustain growth at the expense of growing external imbalances and that short- and medium-run policies should focus on reducing external vulnerabilities. Among other measures, the IMF mission recommended that (i) the policy framework should be normalized with a clearer focus on inflation, (ii) fiscal policy should be tightened and expenditures should be reined in and higher-than-expected revenues saved, and (iii) ambitious medium term fiscal targets and deepened structural reforms are needed.

On December 17, 2013, a corruption and bribery investigation commenced with the detention and questioning of, among others, the sons of three former cabinet ministers. As a result, on December 25, 2013, the Minister of Environment and Urban Planning, the Minister of Economy and the Minister of the Interior resigned. On the same day, Turkish Prime Minister Recep Tayyip Erdogan announced eight new cabinet ministers and reshuffled one cabinet member to a new ministerial position. The investigation stems from allegations of illicit gold transfers and bribes paid by the construction industry. In addition, in January 2014, the deputy head of the police force, many police chiefs and a large number of other police officers in 15 cities were removed and a large number of other Turkish police officers and a number of prosecutors were reassigned. In December 2013 and January 2014, anti-government demonstrations were held in Istanbul and Ankara. On February 28, 2014, all detainees, including the sons of the three former cabinet ministers, were released.

In January 2014, the Government issued a proposal to restructure the Supreme Board of Judges and Prosecutors (HSYK), which is the body responsible for appointments in the Turkish judiciary. On February 26, 2014, the President signed a law which gives the Ministry of Justice control with respect to appointing members of the judiciary. In addition, on January 21, 2014 and February 11, 2014, respectively, ninety-six and one hundred sixty-eight Turkish judges and prosecutors were re-assigned pursuant to a decree by the HSYK.

On January 21, 2014, the Istanbul Fourth Administrative Court temporarily suspended the construction of a new airport in Istanbul until the analysis of an environmental impact assessment is completed. On March 11, 2014, the District Administrative Court revoked such suspension.

In the run up to the municipal elections held on March 30, 2014, a number of leaked recordings of senior government officials suggesting corruption appeared on the micro-blogging media platform, Twitter, and leaked recordings of senior government officials discussing military matters appeared on YouTube. On March 21, 2014, the Turkish telecommunications authority (“TIB”) restricted access to Twitter for not implementing the rulings of the Turkish courts. On March 27, 2014, the TIB blocked access to YouTube as a precautionary administrative measure on the basis of a ruling by the Gölbaşi Court of Peace from March 27, 2014 made over a violation of Paragraph 1/b of Article 8 of Law No. 5651 on internet publications, which was reported was for national security reasons. On April 3, 2014, Turkey’s constitutional court lifted the ban on Twitter after the constitutional court ruled on April 2, 2014 that the measure breached freedom of expression laws. On April 4, 2014, an Ankara court ordered the ban on YouTube to be lifted, saying the ban was too broad, but allowed the blockage of 15 specific videos to remain in place.

POLITICAL CONDITIONS

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of April 3, 2014:

Political Party	Number of Seats
Justice and Development Party (AKP)	317
Republican People’s Party (CHP)	134
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	22
Independents	15
People’s Democratic Party (HDP)	8
Total	548

Source: The Grand National Assembly of Turkey

On March 30, 2014, local elections for municipalities were held. According to the unofficial results, The AKP received 45.5% of the votes, with over 95% of ballot boxes having been opened across the country. Votes for mayors in Turkey’s three big cities were evenly divided between the AKP and the main opposition, the Republican People’s Party. Various Turkish political parties and candidates have applied for a recount of local election votes in several cities including Ankara, Ýstanbul, Yalova, Antalya Aðrý and Adana. On April 3, 2014, the Ankara Electoral Board rejected the Republican People’s Party’s appeal for a vote recount in certain contested local elections. On April 6, 2014, the Republican People’s Party filed a petition of objection with the Supreme Board of Elections seeking to void the election results for the mayor of Ankara. Additionally, local elections will be repeated on June 1, 2014 in one province (Aðrý), four districts and a town in which the local electoral boards cancelled the local election results.

The presidential elections will be held in August 2014, and general elections to elect members of the Grand National Assembly are scheduled to be held in June 2015.

Previously, Parliament elected the President for a seven-year term. However, under a new law enacted on January 19, 2012, the President is now elected by a vote of the general public for a five-year term, and can be re-elected for a second five-year term only once. The current President was granted the right to run for a second term.

KEY ECONOMIC INDICATORS

The following table sets forth increases or decreases in GDP by economic sector (at current prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector		2013 Q1	2013 Q2	2013 Q3	2013 Q4	2013
1.	Agriculture, forestry and fishing	3.92	6.20	12.34	6.62	7.42
2.	Mining and quarrying	1.18	1.31	1.64	1.44	1.40
3.	Manufacturing	15.95	15.95	14.18	15.31	15.31
4.	Electricity, gas, steam and air conditioning supply	1.82	1.78	1.70	1.72	1.75
5.	Water supply, sewerage, waste management and remediation activities	0.63	0.68	0.68	0.63	0.66
6.	Construction	4.52	4.74	4.13	4.31	4.41
7.	Wholesale and retail trade	11.95	12.41	11.58	12.18	12.02
8.	Information and communication	11.13	12.11	11.82	12.58	11.93
9.	Accommodation and food service activities	2.00	2.04	3.66	2.28	2.52
10.	Information and communication	2.28	2.00	1.72	2.02	2.00
11.	Financial and insurance activities	3.79	3.54	2.99	3.19	3.36
12.	Real estate activities	10.71	10.00	9.24	9.77	9.90
13.	Professional, scientific and technical activities	3.87	2.90	2.31	3.55	3.13
14.	Administrative and support service activities	2.31	1.96	1.68	2.25	2.04
15.	Public administration and defense; compulsory social security	4.81	4.14	4.02	4.01	4.23
16.	Education	4.40	3.60	3.09	3.26	3.56
17.	Human health and social work activities	1.73	1.45	1.41	1.41	1.49
18.	Arts, entertainment and recreation	0.26	0.20	0.19	0.20	0.21
19.	Other service activities	1.12	1.01	0.96	1.14	1.06
20.	Activities of household as employers	0.27	0.17	0.14	0.21	0.20
21.	Sectoral total	88.66	88.19	89.49	88.08	88.61
22.	Financial intermediation services indirectly measured	1.97	1.72	1.37	1.44	1.61
23.	Taxes-Subsidies	13.31	13.54	11.88	13.36	13.00
24.	Gross Domestic Product (Purchaser’s Price)	100.00	100.00	100.00	100.00	100.00

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2012	3.1%	2.7%	1.5%	1.3%	2.1%
2013	2.9%	4.5%	4.3%	4.4%	4.0%

For the month of March 2014, CPI increased by 1.13 % and PPI increased by 0.74% as compared to the previous month.

The Republic’s annual CPI and PPI increased by 8.39% and 12.31%, respectively, in March 2014 as compared to the same month of the previous year. The Republic’s CPI and PPI were 7.40% and 6.97% respectively, in the year 2013.

The Central Bank set the annual inflation target rates for 2014 at 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2014:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2014

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

In February 2014, CBRT revised its year-end inflation expectation as 5.2% - 8% (6.6% mid-level).

On April 3, 2014, the Central Bank foreign exchange buying rate for U.S. dollars was TL2.1355 per U.S. dollar, compared to an exchange buying rate of TL1.8061 per U.S. dollar on April 3, 2014. On July 10, 2013, the Turkish central bank sold $1.3 billion, in additional to the $2.25 billion sold on July 8, 2013, in an effort to stabilize the volatility in the exchange rate.

On April 2, 2014, the Government offered an interest rate of 10.69% for its 23-month Government Bond, compared to an interest rate of 5.97% for its 21-month Government Bond on April 10, 2013.

The calendar adjusted industrial production index increased by 7.3% in January 2014 compared to January 2013 (year on year).

The following table indicates unemployment figures for 2013:

2013
January	9.4%	2,645,000
February	9.3%	2,615,000
March	9.4%	2,657,000
April	9.5%	2,684,000
May	9.6%	2,731,000
June	9.7%	2,742,000
July	10.1%	2,852,000
August	10.1%	2,867,000
September	10.2%	2,888,000
October	9.9%	2,799,000
November	9.8%	2,789,000
December	9.4%	2,690,000

Source: TURKSTAT

On March 18, 2014, the Central Bank’s Monetary Policy Committee (the “MPC”) held an interim meeting at which it decided to keep short-term interest rates constant at the following levels:

a) Overnight Interest Rates: Marginal Funding Rate at 12%, the interest rate on borrowing facilities provided for primary dealers via repo transactions at 11.5%, and borrowing rate at 8%;

b) One-week repo rate at 10%;

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): Borrowing rate at 0%, lending rate at 15%.

In connection with the meeting, the MPC stated that inflation is expected to increase until June 2014, partly reflecting base effects, and indicated that there are upside risks to food prices, core goods inflation and a persisting rise in the underlying trend of services inflation. The MPC highlighted the upside risks on the inflation outlook and assessed that the strong and frontloaded monetary tightening implemented at the January 28, 2014 interim meeting had contained the adverse impact of such risks on medium term inflation expectations. The MPC also stated that inflation expectations and pricing behavior will be closely monitored and a tight monetary policy stance will be maintained until there is a significant improvement in the inflation outlook. The MPC also noted that upward risks on the inflation outlook remain important and that loan growth continues to slow in response to the tight monetary policy stance, recent macro-prudential measures, and weak capital flows.

The MPC noted that in line with the slow-down in loan growth, data regarding the first quarter of 2014 indicated some deceleration in private final domestic demand. Meanwhile, with the help of the recovery in foreign demand, the MPC indicated that net exports are expected to contribute positively to economic growth. The MPC also expressed its view that demand composition will contain upside inflationary pressures and lead to an improvement in the current account deficit in 2014. The MPC also further stated that implementation of the structural reforms required by the Medium Term Program remain of the utmost importance.

As of April 3, 2014, the one-week repo auction rate of the Central Bank was 10.0%, the Central Bank overnight borrowing interest rate was 8.0% and the Central Bank overnight lending interest rate was 12.0%.

TOURISM

In February 2014, the number of foreign visitors visiting the Republic increased by approximately 6.60% to 1,352,188 as compared to the same month of 2013. According to the balance of payments presentation, in January 2014, tourism revenues increased by 7.00% compared to the same month of 2013.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In February 2014, the trade balance (according to the provisional data) posted a deficit of $5.100 billion as compared to a deficit of $7.009 billion in the same period in 2013. In February 2014, total goods imported (c.i.f.)1, including gold imports, decreased by 5.9% to approximately $18.250 billion, as compared to approximately $19.395 billion during the same period in 2013. In February 2014, the import of capital goods, which are used in the production of physical capital, decreased by approximately 8.8% over the same period in 2013; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 5.9% over the same period in 2013 and the import of consumption goods decreased by approximately 2.3% over the same period in 2013. In February 2013, total goods exported (f.o.b.)2, increased by 6.2% to approximately $13.150 billion, as compared to approximately $12.386 billion during the same period of 2013. In January 2014, the current account produced a deficit of approximately $4.877 billion, as compared to a deficit of approximately $5.809 billion in the same period of 2013. According to the Medium Term Program for the 2014-2016 period that was announced on October 8, 2013 (the “2014 Medium Term Program”), the current account deficit was projected to be $58.8 billion in 2013 and $55.5 billion in 2014.

As of March 28, 2014, total gross international reserves of the Central Bank were approximately $126.528 billion (compared to $126.687 billion as of March 29, 2013), gold reserves were approximately $20.631billion (compared to $21.037 billion as of March 29, 2013) and the Central Bank gross foreign exchange reserves were approximately $105.897 billion (compared to approximately $105.650 billion as of March 29, 2013).

As of April 2, 2014, the Central Bank held approximately TL17.9 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

During the period from January – February in 2014, the central government consolidated budget expenditures were approximately TL68.8 billion and the central government consolidated budget revenues were approximately TL72.3 billion, compared to central government consolidated budget expenditures of approximately TL64.9 billion and consolidated budget revenues of approximately TL69.4 billion during the same period in 2013.

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

During the period from January – February in 2014, the central government consolidated budget surplus was approximately TL3.6 billion, compared to a central government consolidated budget surplus of approximately TL4.5 billion during the same period in 2013.

During the period from January – February in 2014, the central government consolidated budget primary surplus reached approximately TL11.9 billion, compared to the central government consolidated budget primary surplus of approximately TL14.7 billion during the same period in 2013.

In February 2014, the central government consolidated budget expenditures were approximately TL32.8 billion and the central government consolidated budget revenues were approximately TL34.4 billion, compared to central government consolidated budget expenditures of approximately TL33.9 billion and consolidated central government budget revenues of approximately TL32.5 billion during the same period in 2013.

In February 2014, the central government consolidated budget surplus was approximately TL1.7 billion, compared to a central government consolidated budget deficit of approximately TL1.4 billion during the same period in 2013.

In February 2014, the central government consolidated budget primary surplus reached approximately TL5.0 billion, compared to a central government consolidated budget primary surplus of approximately TL3.5 billion during the same period in 2013.

The following table sets forth the details of the central government budget for the period from January-February 2014 and for February 2014.

Central Government Budget (Thousand TL)	January – February 2014 (cumulative)	February 2014
Budget Expenditures	68,757,211	32,755,956
1-Excluding Interest	60,415,801	29,430,443
Compensation of Employees	20,486,442	8,941,706
Social Security Contributions	3,532,358	1,531,904
Good and Service Purchase	3,605,668	2,259,364
Current Transfers	27,399,826	14,131,952
Capital Expenditures	2,852,375	844,760
Capital Transfers	506,989	390,304
Lending	2,032,143	1,330,453
Reserve Appropriation
2-Interest	8,341,410	3,325,513
Budget Revenues	72,332,225	34,424,289
1-General Budget Revenues	69,609,940	32,726,072
Taxes	62,229,794	29,522,848
Property Income	1,787,420	540,842
Grants and Aids and Special Revenues	432,459	87,656
Interest, Shares and Fines	3,663,079	1,862,165
Capital Revenues	1,457,743	681,363
Collections from Loans	39,445	31,198
2-Special Budget Institutions	1,482,671	842,554
3-Regularity & Supervisory Institutions	1,239,614	855,663
Budget Balance	3,575,014	1,668,333
Balance Excluding Interest	11,916,424	4,993,846

Source: Ministry of Finance

On October 8, 2013, the Government announced the 2014 Medium Term Program, which sets targets for medium term macroeconomic indicators. Under the 2014 Medium Term Program, the Government announced that GDP is expected to grow by 3.6% in 2013, 4.0% in 2014 and 5.0% in 2015 and 2016. The primary surplus to GDP ratio is expected to reach 0.9% for 2013, 1.0% for 2014, 1.2% for 2015 and 1.3% for 2016. In addition, the central government budget deficit to GDP ratio is expected to be 1.2% for 2013, 1.9% for 2014, 1.6% for 2015 and 1.1% for 2016. The current account deficit to GDP ratio is expected to be 7.1% for 2013, 6.4% for 2014, 5.9% for 2015 and 5.5% for 2016. The Government also indicated that the unemployment rate is expected to decline to 8.9% in 2016.

PRIVATIZATION

The Government’s plans for privatization include, among others, the Kangal coal fired power generation plant, the remaining shares of Türk Telekom A.Ş. (“Türk Telekom”), Türk Hava Yollar A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Doğalgaz Dağtm A.Ş., bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 9, 2013 the Privatization Administration announced that 26% of Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.Ş’s shares will be privatized. Bidding was expected to close on April 3, 2013, but the deadline for submitting bids was extended to June 5, 2013. Among the four bids received, Aksoy Holding A.Ş. submitted the highest bid at $78.875 million. The sale was approved by the Privatization High Council on June 13, 2013 and the completion of the sale agreement for such privatization is in process.

On June 18, 2013, the Privatization Administration announced that 25% of Oyak İnşaat A.Ş’s shares will be privatized. The deadline for submitting bids was October 2, 2013. On December 11, 2013, three bids were received for 25% of Oyak İnşaat A.Ş’s shares.

On October 5, 2013, the Privatization Administration announced that Derince Port which is owned by the Turkish State Railways will be privatized through a “Grant of Operation Right” for 36 years. On January 17, 2014, six bids were received and on January 21, 2014, the Privatization Administration announced that the final negotiations would take place on January 22, 2014. On January 22, 2014, the privatization was cancelled because bidders failed to place the minimum bid that had been requested by the tender committee.

On November 23, 2013, the Privatization Administration announced that the Yatağan Thermal Power Plant, the Çatalağzi Thermal Power Plant, the Kemerköy Thermal Power Plant, the Yeniköy Thermal Power Plant and the Kemerköy Port Area will be privatized. The deadline for submitting bids is April 10, 2014 for the Kemerköy Port Area and the Kemerköy and Yeniköy Thermal Power Plants, April 21, 2014 for the Çatalağzi Thermal Power Plant and April 30, 2014 for the Yatağan Thermal Power Plant.

On November 26, 2013, the Privatization Administration announced that games of chance will be privatized through license granting. The license term will be ten years and the deadline for submitting bids is May 20, 2014.

BANKING SYSTEM

Turkey has a relatively strong, well capitalized banking system. The banking system in Turkey had a capital adequacy ratio3 of 15.11% and a relatively low non-performing loan ratio4 of 2.73% as of January 2014. As of April 3, 2014, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 13.0% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 13.0%, for FX liabilities up to 3-year maturity (including 3-year) were 11.0% and for other FX liabilities longer than 3-year maturity were 6%. As of April 3, 2014, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11.5% depending on maturity. Furthermore, RRRs were 11.5% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

DEBT

The Central Government’s total domestic debt stock was approximately TL407.1 billion as of the end of February 2014, compared to approximately TL390.8 billion as of February 2013. In February 2014, the average maturity of Turkey’s domestic borrowing was 61.5 months, as compared to 68.3 months as of February 2013. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 10.9% in February 2014, compared to 6.2% in February 2013.

On October 10, 2013, $1.250 billion of lease certificates that mature on October 10, 2018 and have a 4.557% annual profit rate were issued. On November 12, 2013, €1.250 billion of global notes that mature on November 12, 2021 and have a 4.350% annual interest rate were issued. On January 29, 2014, $2.5 billion of global notes that mature on March 22, 2024 and have a 5.750% annual interest rate were issued. On February 19, 2014, $1.5 billion of global notes that mature on February 17, 2045 and have a 6.625% annual interest rate were issued.

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

The total gross outstanding external debt of the Republic was approximately $388.24 billion (at then-current exchange rates) at the end of the fourth quarter of 2013. The table below summarizes the gross external debt profile of the Republic (at period ends).

Gross External Debt Profile (Million $)	2013 Q1	2013 Q2	2013 Q3	2013 Q4
GROSS EXTERNAL DEBT	351,800	367,408	373,149	388,243
SHORT TERM	114,453	124,937	125,001	129,107
Public Sector	12,598	15,382	16,606	17,605
Central Bank	980	963	905	833
Private Sector	100,875	108,592	107,490	110,669
LONG TERM	237,347	242,471	248,148	259,136
Public Sector	92,259	93,207	95,240	98,371
Central Bank	5,657	5,432	4,744	4,401
Private Sector	139,432	143,833	148,164	156,364

Source: Undersecretariat of Treasury

INTERNATIONAL RELATIONS

On September 16, 2013, a Turkish fighter jet shot down a Syrian military helicopter after it entered Turkish airspace and failed to respond to repeated warnings to return to Syria. On March 23. 2014, another Turkish fighter jet shot down a Syrian jet plane for violating Turkish air space in an effort to demonstrate its resolution towards its rules of engagement and determination to protect its borders.

On October 16, 2013, the European Commission published the “Turkey 2013 Progress Report”, assessing the current relations between Turkey and the European Union, analyzing the situation in Turkey in terms of both the political and economic criteria for membership and Turkey’s capacity to take on the obligations of membership. In addressing the political criteria, the report noted that on September 30, 2013, the Turkish government announced a democratization package. The package includes, among other things, legislative reforms related to the structure of the election system and political parties, education reforms allowing private schools to teach in languages and dialects other than Turkish and the strengthening of anti-discrimination laws. Implementation of the democratization package requires the adoption by the parliament and government of both legislation and decrees. While the European Commission recognized these reforms as positive developments, it continued to express concern regarding Turkey’s continued polarizing political climate. Specifically, the European Commission noted the pressing need for Turkey to develop a truly participatory democracy, able to reach out to all segments of society, and further judicial reforms to ensure respect for fundamental freedoms, including the freedom of expression and freedom of assembly. In terms of economic criteria, the European Commission noted that, while Turkey’s economy slowed down in 2012 due to a tightening of monetary policy, in the first quarter of 2013 the economy regained some momentum. However, the report highlights Turkey’s continued economic vulnerability due to its large current account deficit, which may pose a risk to short-term growth. Finally, in connection with Turkey’s capacity to take on obligations of European Union membership, the European Commission noted that progress has been made in a number of key areas including the free movement of goods and financial services. In addition, the report noted significant developments on establishing legal frameworks in the area of migration and asylum. The report concluded that continued efforts are needed towards legislative alignment and increased institutional capacity and further significant progress should continue in the areas of the judiciary and fundamental rights and justice, freedom and security.

On November 5, 2013, the EU opened negotiations on Chapter 22 - Regional Policy and Coordination of Structural Instruments. Chapter 22 aims to eliminate social and economic disparities both in and among Member States. The EU communicated to the Republic certain benchmarks that need to be met with respect to the Republic’s alignment with and implementation of the acquis communautaire, including among other things, the Republic must submit to the European Commission a capacity building plan for EU Cohesion Policy covering actions at national, regional and local levels and fulfill its obligation of the full non-discriminatory implementation of the Additional Protocol to the Association Agreement towards all Member States.

On November 23, 2013, Turkey’s Ambassador to Egypt was summoned to the Ministry of Foreign Affairs of Egypt and was informed that Egypt’s level of representation in Ankara was downgraded to the level of chargé d’affaires. Turkey’s Ambassador to Egypt was declared “persona non-grata” and was asked to leave Egypt on November 29, 2013 at the latest. These actions resulted from Turkey’s Prime Minister’s criticism of the July 2013 overthrow of ousted Egyptian president, Mohamed Morsi. Upon this development, within the framework of the principle of reciprocity, which constitutes the basis of international relations, the chargé d’affaires of Egypt in Turkey was summoned to the Ministry of Foreign Affairs of the Republic of Turkey, and was informed that relations with Egypt were downgraded to the level of chargé d’affaires. Additionally, the Egyptian Ambassador to the Republic of Turkey, who was recalled from the Republic in August 2013, was declared “persona non-grata”.

On December 1, 2013, Turkey joined the “G20 Troika”, along with Australia and Russia. The “G20 Troika” is a three-member committee made up of the past, current and future host countries of the G20, which supports the G20 presidency. Turkey will take over the G20 presidency in 2015 and will be a member of the “G20 Troika” for a three-year period.

On February 11, 2014, the Ministry of Foreign Affairs announced that Turkey welcomed the resumption of comprehensive settlement negotiations between the Turkish Cypriot and Greek Cypriot sides of Cyprus, under the auspices of the UN.

On March 17, 2014, the Ministry of Foreign Affairs announced that it did not recognize the results of the referendum held in Crimea on Sunday, March 16, 2014, in which voters chose to join Russia.

CONSTITUTIONAL COURT CASE

The Republic has previously engaged in transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), pursuant to which the Issuer has issued lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.